UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 14, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Perfect World Announces Findings of Internal Investigation

Beijing, China (May 11, 2012) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced the findings of the Audit Committee based on the results of an internal investigation. On January 10, 2012, Perfect World announced that its independent Audit Committee planned to thoroughly review the anonymous allegations posted on certain Chinese language websites on or around January 8, 2012 (the “Allegations”) and would engage independent legal counsel to assist with the review.

The Audit Committee engaged the law firm of Greenberg Traurig, LLP (“Greenberg Traurig”) to conduct an independent investigation into the Allegations. In turn, Greenberg Traurig consulted with independent forensic accountants. Greenberg Traurig had no prior relationship with the Company. Greenberg Traurig reported its findings directly to the Audit Committee.

Summary of Major Findings

The following is a summary of the major findings of the investigation generally keyed to the Allegations:

•

Perfect World did not overpay for Zhizhu advertising services or equity. While Perfect World’s CEO, Mr. Michael Yufeng Chi provided interest free personal loans to shareholders of Beijing Zhizhu Network Technology Co., Ltd. (“Zhizhu”) to assist Zhizhu between 2008 and 2010, which caused Zhizhu to be a related party to Perfect World prior to Perfect World’s investment in Zhizhu, the Audit Committee did not find any evidence to suggest that Perfect World overpaid for any services provided by Zhizhu or Perfect World’s investment in 20% of the equity interest in Zhizhu.

•

No evidence suggests any member of Mr. Chi’s family received any monetary benefit, improper or otherwise, from Perfect World’s office building renovation project. The Audit Committee did not uncover any evidence that Mr. Chi’s family was connected to the contractors retained by Perfect World for the office building renovation project. Additionally, the contractor vetting process by Perfect World was reasonable, including evaluations by independent third parties.

•

The divestiture of the film and television business was properly conducted and the price was reasonable and fair. Mr. Chi provided proper disclosure of his intentions to acquire the film and television business and conducted himself in accordance with the requirements by the special committee consisted of independent members of the Company’s board of directors for purposes of reviewing and approving the divestiture of the film and television business. The sale price was determined in a fair and reasonable manner, including a valuation and a fairness opinion by a reputable third-party expert.

•

No evidence suggests that Mr. Chi improperly evaded taxes. Based on a review of Mr. Chi’s tax returns and bank account statements, the Audit Committee has determined that Mr. Chi disclosed the past sales of Perfect World shares and paid taxes thereon.

The Audit Committee believes that the investigation, which used a team of independent professionals and involved the review of documents and interviews of various Perfect World personnel and third parties, has been extensive, thorough, and complete.

Recommendations

While the Allegations largely proved to be inaccurate, the Audit Committee recognized that certain aspects of Perfect World’s corporate governance procedures could be improved. As a result, the Audit Committee recommended to the Board of Directors of Perfect World that the following measures be taken by the Company:

•

Perfect World should include complete disclosure of the transactions involving Zhizhu and/or its shareholders on one hand and Perfect World and/or Mr. Chi on the other hand, in the Company’s next annual report on Form 20-F.

•	Perfect World’s disinterested board members should formally waive any actual or potential conflicts of interest regarding transactions involving Zhizhu.

•

Perfect World should consider engaging a reputable Sarbanes-Oxley Act consultant to review the Company’s implementation of internal control policies and procedures relating to the identification, evaluation and monitoring of related party transactions, and provide any necessary training to the Company’s personnel overseeing internal control and reporting functions in these areas.

The Board of Directors has accepted the Audit Committee’s recommendations.

Recent Development

To the Company’s knowledge, a civil case entitled Li Hong v. Perfect World Co., Ltd., et al., Case No. 12-Cv-3741, was filed on May 10, 2012 in the United States District Court for the Southern District of New York against the Company and Mr. Michael Yufeng Chi alleging, among other things, federal securities law violations arising from alleged lack of disclosure relating to the transactions with Zhizhu Network and the sale of the Company’s film and television business to a company majority owned by Mr. Chi referenced above. The plaintiff is seeking compensatory damages and injunctive relief in the complaint filed in the court. Neither the Company nor Mr. Chi has been served. The Company will vigorously defend itself if the lawsuit is initiated.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games. While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries. Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Investor Relations & Corporate Communications

Joanne Deng – Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1- 480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Teal Willingham

Tel: +86-10-5826- 4988

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com